Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

WEST FRASER TIMBER CO. LTD.

(“WEST FRASER”)

Wednesday, April 24, 2024 – 11:00 a.m.

Quesnel, British Columbia

Voting Results

This report on the voting results of the annual general meeting of shareholders of West Fraser is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.

The management of West Fraser recommended that Shareholders vote FOR matters 1, 2, 3 and 4 below:

1.	Number of Directors

The number of directors was set at 12 by a show of hands (no ballot).

2.	Election of Directors

Each of the 12 nominees listed in the information circular were elected as directors of West Fraser.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Henry H. Ketcham	62,562,698	96.60	2,202,873	3.40
Doyle N. Beneby	64,551,364	99.67	214,208	0.33
Eric L. Butler	64,660,323	99.84	105,248	0.16
Reid E. Carter	64,237,174	99.18	528,397	0.82
John N. Floren	63,918,178	98.69	847,393	1.31
Ellis Ketcham Johnson	64,305,231	99.29	460,340	0.71
Brian G. Kenning	63,481,739	98.02	1,283,832	1.98
Marian Lawson	64,575,417	99.71	190,155	0.29
Sean P. McLaren	64,743,486	99.74	169,063	0.26
Colleen M. McMorrow	64,596,509	99.74	169,063	0.26
Janice G. Rennie	63,142,140	97.49	1,623,431	2.51
Gillian D. Winckler	64,517,073	99.62	248,498	0.38

3.	Appointment of Auditor

The auditor listed in the information circular was appointed as auditor of West Fraser by a show of hands (no ballot).

4.	Advisory Resolution on our Approach to Executive Compensation

West Fraser’s approach to executive compensation was approved (on an advisory basis) as described in the information circular.

Votes For	% Votes For	Votes Against	% Votes Against
62,707,887	96.82	2,057,683	3.18